Exhibit 12.1

Gold Resource Corporation

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$14,478	$10,453	$31,266	$8,975	$46,968	$48,088

Interest within rent expense	101	264	392	464	134	779

Earnings as adjusted	$14,579	$10,717	$31,658	$9,439	$47,102	$48,867

Fixed charges:
Interest within rent expense	$101	$264	$392	$464	$134	$779

Ratio of earnings to fixed charges	144	41	81	20	352	63